Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

April 18, 2014

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Max A. Webb
Assistant Director

Re:	McGraw-Hill Global Education Holdings, LLC
Registration Statement on Form S-4
Filed January 31, 2014
File No. 333-193697

Dear Mr. Webb:

On behalf of McGraw-Hill Global Education Holdings, LLC, a Delaware limited liability company (the “Company”), and McGraw-Hill Global Education Finance, Inc., a Delaware corporation (together, the “Issuers”), we submit in electronic form for filing the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S–4 of the Issuers (the “Registration Statement”), together with Exhibits, marked to indicate changes from the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on January 31, 2014.

Amendment No. 1 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated February 27, 2014 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1. For your convenience, we have set forth below the Staff’s comments in bold italic typeface followed by the Company’s responses thereto and references in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

Mr. Max A. Webb

McGraw-Hill Global Education Holdings, LLC

April 18, 2014

The Company has asked us to convey the following as its responses to the Staff:

General

1.	Please revise to remove marketing language that cannot be objectively substantiated. We note for example “world-class” educational materials and “synonymous with innovation in the educational industry” on page 1, “strong training” and “compelling opportunity” on page 2, “proven track record” and “world-class” equity sponsorship on page 12, “committed” and “successful track record” on page 13, and similar statements elsewhere.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 1, 2, 5, 6, 7, 9, 10, 11, 13, 14, 90, 91, 92, 93, 95, 97, 98 and 99 of Amendment No. 1.

2.	We note the use of CAGRs in several places. Please revise to separately state the growth over each year within the historical CAGR periods shown, so that investors can see the growth rates of intervening years.

The Company has revised the Registration Statement in response to the Staff’s comment to remove all Company data CAGR references. Please see pages 2, 8, 87 and 93 of Amendment No. 1.

Presentation of Financial Information, page iii

3.	You state here that “investment funds affiliated with Apollo Global Management, LLC (the “Sponsor”) own 100% of Acquisition Co.” However the diagram on page 16 states that “Other Investors and Management” also own Georgia Holdings, Inc. Please revise here and if necessary on page 16 to clarify this ownership.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages iii and 17 of Amendment No. 1.

Market and Industry data, page iv

4.	It appears that you attribute information to third parties in the registration statement. If any of these reports or publications were commissioned by you for use in connection with the registration statement, please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement.

The Company respectfully acknowledges the Staff’s comment, and confirms that none of the reports or publications referenced in the section entitled “Market and Industry Data” were commissioned by the Company in connection with the Registration Statement.

Mr. Max A. Webb

McGraw-Hill Global Education Holdings, LLC

April 18, 2014

Prospectus Summary, page 1

5.	Please provide for us the basis for stated beliefs such as “industry-leading content, a proven digital product portfolio, brand recognition and incumbent global scale to support the industry transformation from print to digital products” and “favorably positioned for growth” on page 1.

The Company has revised the Registration Statement in response to the Staff’s comment to remove the statement “industry leading content, a proven digital product portfolio, brand recognition and incumbent global scale to support the industry transformation from print to digital products” and the word “favorably” from the phrase “favorably positioned for growth” on pages 1 and 90.

6.	Please provide us the basis for the statements “increased… loyalty” on page 1, “competitive success” on page 2, and “best-in-class” on page 5.

The Company has revised the Registration Statement in response to the Staff’s comment to remove the statements “increased … loyalty” on pages 1 and 90, “competitive success” on pages 2 and 90 and “best-in-class” on pages 5 and 91.

Our Company, page 1

7.	In one of your introductory paragraphs please disclose your revenues and net income or losses for your most recently completed fiscal year and interim stub.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 1 and 90 of Amendment No. 1.

8.	Please revise reference to your “industry-leading” digital platforms on page 1 to clarify that this claim is based on attachment rate, or advise.

The Company has revised the Registration Statement in response to the Staff’s comment and removed the term “industry-leading” on pages 1, 9, 10, 90, 94, 95 and 102.

9.	Please balance the statement “position [you] to increase market share” on page 2 to state that there is no guarantee you will gain or maintain market share.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 2 and 90 of Amendment No. 1.

Mr. Max A. Webb

McGraw-Hill Global Education Holdings, LLC

April 18, 2014

10.	Please revise the discussion beginning with “[yo]ur three businesses are” on page 2 to state the percentage of revenues from each business derived from digital sales.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 2 and 90 of Amendment No. 1.

Our Industry, page 2

11.	Please revise to provide updated data or tell us why it is appropriate to include data shown. We note for example the 2011 data in the first paragraph on page 3, the BLS projections beginning in 2008 on page 4, and “International Growth Sectors” data as of 2009 shown on page 4. We also note the charts in the top-left corner of page 8 and the bottom-left corner of page 8.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 3, 4, 8, 87, 88 and 89 of Amendment No. 1.

Professional, page 3

12.	Please revise the last sentence of the first paragraph to state the portion of your MHGE Professional revenue from Professional & Business Services and Healthcare and Social Assistance.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 3 and 88 of Amendment No. 1.

Our Business, page 5

MHGE Higher Education, page 5

13.	If you commissioned the study which showed that “[yo]ur adaptive learning products have been proven in a study to improve student outcomes by one letter grade,” please disclose.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 5 and 92 of Amendment No. 1.

Mr. Max A. Webb

McGraw-Hill Global Education Holdings, LLC

April 18, 2014

Our Competitive Strengths, page 7

Outstanding and motivated management team, page 12

14.	Please remove statements regarding positive aspects of your sponsor from the summary, as this is not an offering of its securities. We note for example “a leading global alternative investment manager with approximately $113 billion of assets under management as of September 30, 2013, $43 billion of which is in private equity capital, and a successful track record investing in education companies such as Laureate International Universities, Connections Education, Sylvan Learning and Berlitz” as well as the last sentence in this section. In addition please also significantly revise the “Our Sponsor” section on page 17 to remove from the summary statements promoting the positive aspects of Apollo.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 13, 18 and 98 of Amendment No. 1.

Corporate Structure, page 16

15.	Please revise to show the ownership percentage each entity in the diagram holds of the entity or entities directly below it.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 17 of Amendment No. 1.

Risk Factors, page 30

16.	Please remove the third and fourth sentences from the introductory paragraph. All material risks should be disclosed. If risks are not deemed material they should not be referenced.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 31 of Amendment No. 1.

A significant portion of our sales, page 36

17.	Please revise to name each customer responsible for ten percent or more of your revenues.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 37 of Amendment No. 1.

Mr. Max A. Webb

McGraw-Hill Global Education Holdings, LLC

April 18, 2014

Unaudited Pro Forma Combined Consolidated Statement of Operations for the Nine Months Ended September 30, 2013, page 62

18.	You indicate that adjustment (1) reflects an increase in revenue of $25,654,000 to reverse the impact of the purchase accounting adjustment that was recorded for the Successor period of March 23, 2013 to September 30, 2013. Please provide us with more details regarding the reversal of the purchase accounting adjustment as well as the nature and reason for the initial purchase accounting adjustment, and how the amount of the adjustment was calculated.

The Company defers revenue associated with the sales of subscription-based products, where the revenue received, or receivable, is in advance of the delivery of service or publication. The subscription revenue is recognized over the related subscription period that the subscription is available and is used by the customer. The subscription revenue is amortized over the subscription period. See Note 1 (Basis of Presentation and Accounting Policies – Revenue Recognition – Subscription-based products) to the Company’s audited consolidated financial statements included in the Registration Statement for further information.

As a result of the Founding Acquisition (see Note 1 (Basis of Presentation and Accounting Policies – Basis of Presentation) to the Company’s audited consolidated financial statements included in the Registration Statement for further information), the Company recognized unearned revenue assumed at its estimated fair value as of March 23, 2013 pursuant to ASC 805, Business Combinations. As a result, the Company recorded a fair value adjustment to unearned revenue of $31.0 million which is amortized over a four year period. The corresponding amortization charge for the period March 23, 2013 to September 30, 2013 was $25.65 million.

The Company’s methodology for determining the fair value adjustment to unearned revenue on a pro forma basis involved applying the percentage difference between book value and fair value of the unearned revenue as of March 23, 2013 to the unearned revenue balance as of January 1, 2012. As a result, the Company recorded a fair value adjustment to the unearned revenue of $20.11 million on a pro forma basis for the Founding Acquisition. The pro forma unearned revenue adjustment of $20.11 million, as of January 1, 2012, is amortized over a four year period, resulting in an amortization charge of $19.31 million for the year ended December 31, 2012 and $0.35 million for the nine months ended September 30, 2013 on a pro forma basis for the Founding Acquisition.

Mr. Max A. Webb

McGraw-Hill Global Education Holdings, LLC

April 18, 2014

The pro-forma adjustment of $25.30 million for the nine months ended September 30, 2013 involved removing the amount of amortization recorded during the period March 23, 2013 to September 30, 2013 of $25.65 million less the expected amortization for the period ended September 30, 2013 of $0.35 million, had the Founding Acquisition occurred on January 1, 2012.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 66

19.	On page 10, you indicate that you believe that digital products result in superior economics over the long term relative to print. We also note your disclosure, on page 11, which indicates that your digital solutions sales trends have demonstrated protracted, structural growth in sales volume and price, validating the products’ value proposition by both students and professors. In addition, you include a discussion of MHGE Higher Education digital operating results for the nine months ended September 30, 2013. In this regard, please consider expanding your MD&A to include a similar discussion that compares digital to print, along with the related trends associated with each of these businesses. It may be helpful to supplement such a discussion with tables that detail the impact of each of these businesses on your results and trends.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 70 and 71 of Amendment No. 1.

Nine Months Ended September 30, 2013 and the Combined Periods Ended January 1, 2013 to March 22, 2013 (Predecessor) and March 23, 2013 to September 30, 2013 (Successor) Compared to the Nine Months Ended September 30, 2012, page 71

20.	We note that you combine the predecessor and successor periods. In this regard, it would be inappropriate to merely combine information for the pre-and post-transaction periods without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. As such, please discontinue your current presentation or revise to provide all relevant pro forma adjustments, in a format consistent with Article 11 of Regulation S-X. Such information, including any discussion on a pro forma basis, should only be provided on a supplemental basis to the stand-alone discussion of the GAAP operating results for the successor and predecessor periods.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 70 of Amendment No. 1.

Mr. Max A. Webb

McGraw-Hill Global Education Holdings, LLC

April 18, 2014

Business, page 92

Our Products, page 102

MHGE Higher Education Products, page 102

21.	Please revise to clarify how the table on page 102 reflects “four primary product groups.”

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 100 of Amendment No. 1.

Certain Relationships and Related Party Transactions, page 133

22.	Please revise discussion of the Stockholders Agreement of Georgia Holdings, the Founding Transactions Fee Agreement, and the Management Fee Agreement to discuss how these impact you directly including any costs and benefits.

The Company has revised the Registration Statement to include additional discussion of the Founding Transactions Fee Agreement and the Management Fee Agreement.in response to the Staff’s comment. Please see page 132 of Amendment No. 1.

The Company respectfully submits that the Stockholders Agreement of Georgia Holdings, to which neither the Company nor its subsidiaries is a party, does not impact the Company directly. In addition, the agreement does not describe a related party transaction in which the Company is a “participant” and the description of the agreement is not required under Item 404 of Regulation S-K. The Company has therefore removed the description of the agreement from the section entitled “Certain Relationships and Related Party Transactions.”

23.	Please discuss the Services Agreement to quantify any cost allocations and payments that have already been made.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 133 of Amendment No. 1.

Mr. Max A. Webb

McGraw-Hill Global Education Holdings, LLC

April 18, 2014

24.	Please direct us to where the Stockholders Agreement of Georgia Holdings, Services Agreements, Founding Transactions Fee Agreement, Transition Services Agreements, have been filed as exhibits, please file them as exhibits to your next amendment, or please tell us why filing them is not necessary.

The Company has revised the Registration Statement in response to the Staff’s comment. The Services Agreements have been filed as Exhibit 10.27 and the Founding Transactions Fee Agreement was previously filed as Exhibit 10.4 to Amendment No. 1.

The Company respectfully submits that the Stockholders Agreement of Georgia Holdings, which does not directly impact the Company, does not need to be filed as a material agreement of the Company pursuant to Item 601(a) of Regulation S-K because neither the Company nor its subsidiaries is party to the agreement. Similarly, the Company is not a party to the Transition Services Agreements and the Company has determined that there is no information in the Transition Services Agreement that would be material to an investor’s decision to invest in the exchange notes.

Additionally, neither the Transition Services Agreements nor the Stockholders Agreement of Georgia Holdings describes a related party transaction in which the Company is a “participant” and the description of the agreements are not required under Item 404 of Regulation S-K. The Company has therefore removed the descriptions of these agreements from the section entitled “Certain Relationships and Related Party Transactions.”

The Exchange Offer, page 141

Expiration Date; Extensions; Amendments; Termination, page 141

25.	Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

The Company respectfully acknowledges the Staff’s comment and confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

26.	As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

The Company respectfully acknowledges the Staff’s comment and confirms that the offer will be open at least through 5:00 pm on the 21st business day.

Mr. Max A. Webb

McGraw-Hill Global Education Holdings, LLC

April 18, 2014

27.	Please refer to the second paragraph. You state that the issuers will give notice of the offering’s extension by a press release or other public announcement communicated before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date unless applicable laws require them to do otherwise. Additionally, according to Rule 14e-1(d), you must disclose the number of securities tendered as of the date of the notice. Please confirm for us that you will disclose the number of securities tendered as of that date if you extend the offering.

The Company respectfully acknowledges the Staff’s comment and confirms that it will disclose the number of securities tendered as of the date of the notice if it extends the offering.

Conditions to the Exchange Offer, page 146

28.	Please refer to the second sentence of the first full paragraph on page 147 and the statement that the issuers “may assert any one of these conditions… at any time….” All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please revise the language accordingly.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 146 of Amendment No. 1.

29.	Please refer again to the second sentence of the first full paragraph on page 147. We note that the issuers may determine “in their reasonable discretion” that a condition has not been satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

The Company has revised the Registration Statement on page 146 in response to the Staff’s comment, changing the word “discretion” to “judgment” to clarify that an objective standard will be applied to determine whether a stated condition has been satisfied.

The Company respectfully submits to the Staff that the “reasonable person” standard is considered an objective standard in the common law system for contractual interpretation and other areas of law where liability and responsibility must be determined. Additionally, the “reasonable discretion” or “reasonable judgment” standard is an objective standard that has been often cited by the Staff in contrast to a subjective standard based on the “sole discretion” of an issuer.

Mr. Max A. Webb

McGraw-Hill Global Education Holdings, LLC

April 18, 2014

Description of Notes, page 150

Guarantees, page 160

30.	Please refer to the discussion “Each Restricted Subsidiary’s Guarantee will be automatically released upon” beginning on page 160. Please advise how the circumstances described in paragraph (5) and in the sentence following paragraph (6) are consistent with the customary circumstances listed in Section 2510.5 of the Division of Corporation Finance Financial Reporting Manual.

The Company respectfully submits that the subsidiary release provision described in paragraph (5) is consistent with the customary circumstances listed in Section 2510.5 of the Division of Corporation Finance Financial Reporting Manual.

In accordance with the guidance set forth in Section 2510.5 of the Division of Corporation Finance Financial Reporting Manual, customary circumstances for releasing a subsidiary’s guarantee include when a subsidiary is sold or sells all of its assets.

The subsidiary guarantee release provision in paragraph (5) contains customary language providing for release of a subsidiary guarantee when a guarantor ceases to be a subsidiary as a result of a foreclosure of any pledge or security interests. The Company respectfully submits that the release of a subsidiary guarantee upon foreclosure is a customary release provision and functionally the same as selling the stock of a subsidiary within the meaning of the Staff’s guidance. In effect, the parent is selling the stock of the subsidiary in exchange for the extinguishment of debt. In the context of a secured bond transaction, it is typical to include language describing a release upon a foreclosure event (such as the language in paragraph (5) on page 160 of Amendment No. 1). This language is not intended to expand upon the list of customary release provisions referenced in the Staff’s guidance, but rather it is included, for the benefit of investors, to describe one potentially relevant circumstance in which the guarantee could be released as a result of the sale or transfer of the subsidiary and its assets.

As a comparison, the subsidiary guarantee release provision in paragraph (1) on page 159 is intended to cover voluntary transfers in accordance with the indenture, and paragraph (5) is intended to cover involuntary transfers as a result of foreclosure. The Company submits that both clauses are customary and that both clauses fit within the customary release provisions referenced in the Staff’s guidance because both relate to the functional sale of the subsidiary and its assets.

Mr. Max A. Webb

McGraw-Hill Global Education Holdings, LLC

April 18, 2014

As a practical matter, the guarantee of a subsidiary would have to be released upon such a foreclosure. A foreclosure on the stock of a company that carried with it a continuing guaranty of the debt the company’s former parent would largely defeat the purpose of the pledge. The purchasers of the notes and the exchange notes fully expect that any subsidiary guarantee would be released both in the case of a traditional sale of the subsidiary and in the case of a sale by way of foreclosure.

The Company respectfully submits that the provision described in the sentence following paragraph (6) is duplicative of paragraph (5) and the Company has revised the disclosure on page 160 to remove the sentence.

Change in Control, page 161

31.	While we note the disclosure on page 179 regarding compliance with the requirements of Rule 14e-1 and other securities laws and regulations specifically in connection with repurchase offers related to an Asset Sale Offer, we do not see disclosure related to repurchase offers related to change in control provisions. Please advise or revise to disclose that any repurchase offer made pursuant to the change in control provisions will comply with any applicable regulations under the federal securities laws, including Rule 14e-1 under the Exchange Act.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 161 of Amendment No. 1.

Certain U.S. Federal Income Tax Considerations, page 225

32.	Please revise to remove the word “Certain” from the title of this section on page 225 and from the heading “Certain U.S. Federal Income Tax Considerations for U.S. Holders” on page 226 and the similar heading on the bottom of page 227. This will help ensure that the author of the opinion is addressing all material tax consequences.

The Company has revised the Registration Statement in response to the Staff’s comment to remove the word “certain” from the heading “U.S. Federal Income Tax Considerations” and related headings. Please see pages 223, 224 and 225 of Amendment No. 1.

Mr. Max A. Webb

McGraw-Hill Global Education Holdings, LLC

April 18, 2014

Notes to the Unaudited Combined Consolidated Financial Statements

Note 1. Basis of Presentation and Accounting Policies, page F-9

Principles of Combination and Consolidation, page F-10

33.	You indicate that you have one reportable segment. However, based on your disclosures on page 2, we note that you the following businesses: (i) MHGHE Higher Education (ii) MHGE Professional and (iii) MHGE International. Also, based on your business disclosures, starting on page 5, it appears that the economic characteristics between each of your businesses are different. In addition, you discuss that pricing for eBooks is on par with print books, which results in equal revenue but greater profit as a user transitions from a print book to an eBook. As such, it appears that you have discreet financial information for each of these businesses, including discreet information related to print and digital content within each of these businesses. In this regard, please provide us with a list of your operating segments that aggregate to the new reporting segment, and why these operating segments meet the aggregation criteria set forth in ASC 280-10-50-11 and 12. Your response should be supported with a discussion and summary of the reports reviewed by your CODM, as well as any recent material changes to your internal reporting structure.

Following the sale of the McGraw-Hill Education business by The McGraw-Hill Companies, Inc. (“MHC”) to funds affiliated with Apollo Global Management in March 2013, the Company was carved-out of the historical combined financial statements of McGraw-Hill Education, LLC for the periods prior to the transaction and has since been transitioning into operating as an independent stand-alone entity. As a result, there has been a transition in the Company’s managerial structure, which has continued to evolve since the date of the transaction.

For financial reporting purposes, the Company had, prior to September 30, 2013, considered the guidance of ASC 280 for the Company’s Successor period interim financial statements and concluded that one reportable segment was appropriate based on the following guidance: ASC 280-10-50-1, Operating Segments, defines an operating segment as a component of an enterprise: (a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise), (b) whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and (c) for which discrete financial information is available.

Mr. Max A. Webb

McGraw-Hill Global Education Holdings, LLC

April 18, 2014

The Company’s chief operating decision maker (“CODM”) in the Successor period was Lloyd G. Waterhouse, President and Chief Executive Officer. Mr. Waterhouse retired from his positions as President and Chief Executive Officer on April 8, 2014, and on April 9, 2014 David Levin succeeded Mr. Waterhouse as CODM and as President and Chief Executive Officer. Until his retirement, Mr. Waterhouse performed the key functions of resource allocations and segment performance assessment and reviewed the operating and financial results of the Company. Since separating from MHC, the Company has developed and continued to refine a monthly Financial Reporting Update package (the “Monthly Package”) which is reviewed by the CODM and includes the metrics most key and relevant to making operating decisions necessary to direct the Company. This information is presented on a consolidated basis and for each of the businesses, namely, MHGE Higher Education, MHGE Professional, MHGE International and Other. In addition, on a quarterly basis, the CODM receives the quarterly Financial Reporting Update package (the “Quarterly Package”) which includes the same discrete financial information as the Monthly Package, except that the discrete financial information includes quarterly financial data. Each of the businesses, MHGE Higher Education, MHGE Professional and MHGE International, has a President, who reports to the CODM, and a Chief Financial Officer. The CODM uses the Monthly Package and the Quarterly Package on a monthly and quarterly basis when making resource allocations and assessing performance. In addition, although the Monthly Package and the Quarterly Package include print and digital GAAP revenues, this is not a measure used by the CODM when making decisions

Therefore, as of September 30, 2013, and the Company determined that each of the following four components represents an operating segment: MHGE Higher Education, MHGE Professional and MHGE International and Other.

Once the operating segments had been identified, the next step in the Company’s analysis was to determine which operating segments needed to be reported in the financial statements. Under ASC 280-10-50-11, a company may aggregate operating segments by meeting three key elements: (1) aggregation must be consistent with the objective and basic principles of ASC 280; (2) the operating segments must be economically similar; and (3) the operating segments must have similar qualitative characteristics, including the nature of the services, the type or class of customer for the company’s services, the methods used to provide its services, and the nature of the regulatory environment.

Mr. Max A. Webb

McGraw-Hill Global Education Holdings, LLC

April 18, 2014

Prior to September 30, 2013, the Company analyzed each of the qualitative similarities aggregation criteria contained in ASC 280-10-50-11 and concluded that such criteria support aggregation of MHGE Higher Education, MHGE Professional, MHGE International and Other into a single reportable segment. Some of the factors analyzed included similar products designed to enhance leaning, similar product development processes, similar selling methods and similar distribution processes. In addition, the Company analyzed whether the operating segments have similar long-term economic characteristics. ASC 280 details that operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. As such, for each of the operating segments, the Company performed a gross margin analysis. The results of this analysis indicated that the gross margins for each of the operating segments are within a comparable relative percentage range and are forecasted to trend similarly, such that the Company believed the operating segments had similar long-term economic characteristics. As a result, the Company aggregated the operating segments into one reportable segment based on the qualitative and quantitative economic similarities of the businesses and aggregation is consistent with the basic principles of ASC 280.

The Company has again reviewed the relevant guidance subsequent to September 30, 2013, and the Company determined that the operating segments remained consistent with those prior to September 30, 2013.

However, during the fourth quarter of 2013, the Company began managing itself and communicating with constituents, including investors and rating agencies, as separate operating segments. This manifested itself in fourth quarter 2013 presentations to investors and rating agencies that depicted the performance of each of the operating segments separately. As a result, the Company re-assessed whether the aggregation remained consistent with the objective and basic principle of ASC 280 as of December 31, 2013 and determined that the operating segments no longer meet the basic principles of ASC 280 for aggregation. The Company is no longer electing to aggregate the operating segments as it believes the disaggregated information is more useful to investors.

The Company has determined that separate segment reporting with respect to its MHGE Higher Education, MHGE Professional and MHGE International and Other segments would be appropriate for the year ended December 31, 2013 and the Company has retrospectively presented this segment information

Mr. Max A. Webb

McGraw-Hill Global Education Holdings, LLC

April 18, 2014

as required by the guidance. The Company has revised the Registration Statement to include segment reporting for these four segments on pages F-43 to F-45 of Amendment No. 1.

Age of Financial Statements

34.	Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

The Company has included updated financial statements in Amendment No. 1 in accordance with Rule 3-12 of Regulation S-X. Please see pages F-1 to F-47 of Amendment No. 1.

Exhibit Index

35.	Please revise to file your employment agreement with Mr. Levin as an exhibit to your next amendment.

The Company has filed its employment agreement with Mr. Levin as Exhibit 10.28 to Amendment No. 1.

36.	Please file all agreements as complete agreements including all exhibits and schedules thereto. We note for example exhibit 2.1 does not appear to include the exhibits and schedules listed on page v, exhibit 4.1 does not appear to include the exhibits listed on page v, Exhibit 10.1 does not include the schedules and exhibits listed on page v, Exhibit 10.2 does not include the listed exhibits and schedules, and Exhibit 10.3 does not include Exhibit A.

The Company respectfully acknowledges the Staff’s comment and has filed the exhibits and schedules for Exhibits 4.1, 10.1, 10.2 and 10.3 with Amendment No. 1.

The Company respectfully submits that Exhibit 2.1 is filed pursuant to Item 601(b)(2) of Regulation S-K and certain of the agreement schedules and exhibits have been omitted in accordance with Item 601(b)(2).

Item 601(b)(2) of Regulation S-K provides that “[s]chedules (or similar attachments) to [the exhibits listed in Item 601(b)(2)] shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the disclosure document.” The Company has reviewed the schedules and exhibits to Exhibit 2.1 and determined that certain of such schedules and exhibits do not contain information which is material to an investment decision relating to the Company’s securities and which is not disclosed in the body of Exhibit 2.1 or in Amendment No. 1.

Mr. Max A. Webb

McGraw-Hill Global Education Holdings, LLC

April 18, 2014

The Company has re-filed Exhibit 2.1 to include Exhibits B, D, E and G to the agreement. In accordance with Item 601(b)(2) of Regulation S-K, the Company has updated pages v and vi of Exhibit 2.1 to briefly identify the contents of all omitted exhibits and schedules and add language stating that the Company will furnish a copy of any omitted exhibits and schedules to the Staff upon request.

Supplementally, the Company notes the following with respect to the omitted exhibits and schedules:

•	Exhibit A – Plan of Reorganization: Contains the pre-closing corporate restructuring steps that were to be completed by the sellers under the agreement. The Company believes that such restructuring steps, which were completed by the sellers prior to the closing of the Founding Acquisition, contain no information which is material to an investment decision relating to the Company’s securities that is not otherwise disclosed in Amendment No. 1.

•	Exhibit C – Business Employees: Lists employees by internal employee ID numbers, which is not material to an investment decision relating to the Company’s securities.

•	Exhibit F – Terms of Seller Note: The Seller Note was extinguished prior to the closing of the Founding Acquisition pursuant to an Amendment to the Purchase and Sale Agreement. The Company has filed the Amendment to the Purchase and Sale Agreement as Exhibit 2.2.

•	Schedules:

•	Schedule I – Seller: Lists the sellers under the Purchase and Sale Agreement, which is not material to an investment decision relating to the Company’s securities. Additionally, the sellers are listed on the signature pages to the Purchase and Sale Agreement.

•	Schedule II – Transferred Companies: Lists the entities that were transferred by the sellers under the Purchase and Sale Agreement. Such list does not reflect the current structure of the Company and is not material to an investment decision relating to the Company’s securities.

Mr. Max A. Webb

McGraw-Hill Global Education Holdings, LLC

April 18, 2014

•	Schedule III – Transaction Accounting Principles: Sets forth the accounting principles and policies with respect to calculation of closing adjustments relating to working capital, which is not material to an investment decision relating to the Company’s securities. Material accounting principles and basis of presentation relating to the Company’s financial statements are disclosed in Amendment No. 1.

•	Schedule IV – Purchase Price Allocation: Sets forth the allocation of the purchase price among the assets and shares deemed sold for U.S. federal income tax purposes, which is not material to an investment decision relating to the Company’s securities that is not otherwise disclosed in Amendment No. 1.

•	Schedule V – Shared Contract Allocation: Sets forth the contracts to be assigned or retained by the sellers and the method of transfer. Such assignment and transfers were completed prior to or at the closing of the Founding Acquisition and the information in the schedule is not material to an investment decision relating to the Company’s securities that is not otherwise disclosed in Amendment No. 1.

•	Seller Disclosure Schedules: Sets forth exceptions to the customary representations, warranties and covenants of the sellers contained in the Purchase and Sale Agreement. The Company believes that such disclosure schedules do not contain any information that is material to an investment decision relating to the Company’s securities that is not otherwise disclosed in Amendment No. 1.

•	Purchaser Disclosure Schedules: Sets forth exceptions to the customary representations, warranties and covenants of the purchaser contained in the Purchase and Sale Agreement. The Company believes that such disclosure schedules do not contain any information that is material to an investment decision relating to the Company’s securities that is not otherwise disclosed in Amendment No. 1.

Exhibit 5.2

37.	Please have counsel provide a revised opinion that includes a consent to be named in the registration statement and a consent to the filing of the opinion as an exhibit to the registration statement.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see Exhibit 5.2 of Amendment No. 1.

Mr. Max A. Webb

McGraw-Hill Global Education Holdings, LLC

April 18, 2014

Exhibit 8.1

38.	Please have counsel revise the last paragraph to have counsel consent also to being named in the discussion that currently has the heading “Certain U.S. Federal Income Tax Considerations.”

The Company has revised the Registration Statement in response to the Staff’s comment. Please see Exhibit 8.1 of Amendment No. 1.

Exhibit 23.1 - Accountants’ Consent

39.	Amendments should contain a currently dated accountants’ consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

The Company respectfully acknowledges the Staff’s comment. Please see Exhibit 23.1 to Amendment No. 1.

*      *      *

If you have any questions regarding Amendment No. 1 or the responses contained in this letter, please do not hesitate to call the undersigned at (212) 373-3055.

Sincerely,

/s/ Monica K. Thurmond

Monica K. Thurmond

cc:	David Stafford
Senior Vice President and General Counsel
McGraw-Hill Global Education Holdings, LLC